

Mail Stop 3720

August 23, 2016

Gregory B. Maffei
President and Chief Executive Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Re: **Liberty Media Corporation**
          Form 10-K for Fiscal Year Ended December 31, 2015
          Filed February 26, 2016
          File No. 001-35707

Dear Mr. Maffei:

We have reviewed your filing and have the following comment. Please comply with the comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Risk Factors

1.   We note that two of the three publicly-traded tracking stocks, Liberty SiriusXM Group and Liberty Media Group, track company assets that are predominantly comprised of publicly-traded shares of SiriusXM and Live Nation, respectively. You should consider including a risk factor highlighting possible market confusion resulting from a shareholder holding either tracking stock mistakenly believing that he or she directly owns an interest in the underlying public company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Gregory B. Maffei
Liberty Media Corporation
August 23, 2016
Page 2

        In responding to our comment, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Christopher W. Shean, CFO